EXHIBIT 99.3

Form of Chapek Agreement

Dear Mr. Chapek,

This will confirm our agreement (the “Agreement”) pursuant to which you will accept nomination as a candidate for a director position in Vail Resorts Inc. (NYSE: MTN) (the “Company”) by the funds whose assets are managed by Oasis Management Company Ltd. and its affiliates (each and together, “Oasis”).

1. The Purpose of this Agreement

Oasis has been a long-term shareholder of the Company. Oasis strongly believes that the Company and its business would significantly benefit from improvements to corporate governance, and a board that is more independent would be better positioned to evaluate all alternatives available to the Company in an unbiased manner to maximize shareholder value and corporate value. Oasis believes that you have extensive knowledge and experience that qualifies you to join the Board of the Company in furtherance of reforms of the Company, and Oasis intends to request your candidacy for a director position to be approved in a shareholder meeting of the Company.

2. Activities Scope

You hereby accept Oasis's request to be nominated to join the new Board of the Company in order to serve for the benefit of all shareholders of the Company, and not for the benefit of Oasis alone.

To that end, you agree to engage in the following activities and provide the following services:

(a) At the reasonable request of Oasis, you will provide consulting services to Oasis and give your opinion and suggestions to Oasis with respect to specific actions that the new board members should take to improve the Company's corporate governance, operations, and strategy including evaluating strategic opportunities. Additional actions may include reassessment of the Company's various policies and business strategies, reallocation of financial and human resources for optimization of the intrinsic value of the Company and potential ownership change to improve the Company's competitive edge in relevant markets. Oasis may take such opinions and suggestions into account when Oasis prepares messages to shareholders in its campaign.

(b) In addition to the provision of your opinion and suggestions set forth in the preceding paragraph (a), you will engage in the activities set forth in paragraphs (c) through (g) below and such other activities as Oasis may request from time to time. Such activities are collectively referred to as "Activities" in this Agreement.

(c) You will stand for election as an independent non-executive director ("INED") of the Company at a future shareholder meeting in Oasis's sole discretion. Oasis reserves the right to not nominate you or to withdraw your nomination at any time, in its sole discretion. Oasis may designate a third party (which may be the Company) ("Oasis Designee") to nominate you as its candidate for an INED position at the Company, either on a stand-alone basis or jointly with Oasis's nomination of you, at an EGM or AGM. Upon such designation, you agree that you will consider in good faith, and in principle accept (absent material disadvantage to you beyond what disadvantage if any you would suffer from nomination by Oasis). This Agreement will not be amended unless otherwise agreed, even if you accept a nomination from the Oasis Designee. For the avoidance of doubt, Oasis's designation of an Oasis Designee pursuant to this paragraph (c) will not affect Oasis's obligation to pay you the Compensation under Section 3 of this Agreement, which will continue to apply in full as if your nomination had been made directly by Oasis.

(d) You will make yourself available to speak via video-conference, telephone, and in person meetings with Oasis personnel and its professional advisors to discuss your candidacy as an INED of the Company as and when requested, subject to your other work schedule, to discuss and develop business plans and other documents related to the Company, or to contribute to or perform other analysis or work that Oasis may request.

(e) You will make yourself available to speak via video-conference, telephone, and in person meetings with current and prospective shareholders of the Company and/or their representatives and advisors, proxy advisors such as ISS and Glass-Lewis, or other persons or groups as may be reasonably requested by or on behalf of Oasis in connection with your candidacy as an INED of the Company.

(f) You will also attend an interview meeting with the Company and speak to the media, if and only if requested by Oasis in connection with your candidacy as an INED of the Company.

(g) You will provide (if not already provided) via e-mail to Oasis a current headshot photograph of yourself along with your C.V. specifying all current and past positions and a biographical statement, both of which are reasonably detailed, for use in the proxy or related materials related to your candidacy as an INED of the Company, as well as any other information or materials that may be reasonably requested by Oasis or the Company in connection with your candidacy as an INED. For the purpose of providing your current positions, you must include information about your position at any company as long as (i) such company has an important business relationship with the Company, (ii) working for both such company and the Company concurrently may cause any potential conflict of interest, (iii) you assume an important position, such as a director, officer, or councilor at such company, and/or (iv) you may need to devote substantial amount of time to the position at such company.

(h) You will not arrange for or advise Oasis on any arrangement or transaction involving a purchase or sale of a security, and none of the services you will perform under this Agreement shall be of the nature that attracts any regulatory licensing requirements.

(i) You shall not engage in, or agree to engage in, business activities of any kind that relate to the Company except as contemplated by this Agreement. You may engage in other business activities provided that such activities do not inhibit or prohibit the performance of your duties under this Agreement or conflict in any material way with the business of Oasis.

3. Compensation.

For the consulting services described hereunder and as compensation for your time and effort spent for the campaign from Oasis, Oasis will pay the following Compensation to you:

A. Oasis will pay to you US$100,000 per month starting from the execution date of this Agreement and pro rated for partial periods for the Term of this Agreement.

B. In addition, Oasis will provide to you a US$500,000 forgivable loan to purchase shares in the Company if you become an INED of the Company.

4. Expenses.

Oasis will reimburse you for reasonable out-of-pocket expenses incurred by you in connection with the engagement in the Activities, including customary travel to attend the Company's EGM or AGM as may otherwise be required, but only to the extent such expenses have been pre-approved in writing by Oasis and subject to you providing to Oasis receipts or other evidence of such expenses. Oasis shall be entitled to set-off any amount owed to Oasis by you from any source whatsoever from any amount owed by Oasis to you.

5. Term.

This Agreement will commence effective as of the date of the signing of this Agreement and continue in full force and effect until the completion of the earlier of the Company EGM or AGM at which you are nominated for an INED position at the Company, regardless of whether or not you are successfully elected as an INED of the Company, unless extended by mutual written consent of the parties or terminated by either party pursuant to Section 3.

6. Termination.

(a) If Oasis decides to terminate this Agreement, not to nominate you, or to withdraw your nomination in the absence of your breach of this Agreement prior to the earlier of the Company EGM or AGM, Oasis will notify you of such decision.

(b) You are not able to terminate this Agreement or otherwise withdraw your candidacy for the director position in the absence of death, disability, or other circumstances that Oasis recognizes seriously affects your ability to perform your obligations hereunder, it being understood and agreed that Oasis has absolute discretion to determine if there is such a compelling reason. In the exceptional case where Oasis consents to your termination of this Agreement or withdrawal, you will not be entitled to any Compensation, and you agree to return any Compensation paid to you before such termination, unless otherwise agreed by Oasis.

(c) Without prejudice to the foregoing, if this Agreement is terminated by Oasis for any reason, all obligations of the parties under this Agreement will terminate, except that section 2(h), section 8, and your obligations under sections 9, 10, 11, 12, 13, 14, 15, 16 and 17. For the avoidance of doubt, such termination will not affect any payment obligation of Oasis that has accrued prior to the effective date of such termination.

7. Relationship Between the Parties.

You are not an agent, consultant, partner, or employee of Oasis. You shall not represent yourself in any capacity otherwise. You will engage in the Activities set forth herein under the general direction of Oasis but you will determine, in your sole and exclusive discretion, the manner and means by which the Activities are accomplished, subject to the requirement that you will at all times comply with all applicable internal policies, procedures, and with applicable law. Further, the purpose of this Agreement is to confirm your acceptance of Oasis's nomination as a candidate for an INED position at the Company and is not an outsourcing of Oasis's profit-generating business to you. You will not have any authority to make any investment decision or bind or enter into any agreement for or on behalf of Oasis or its parent or any of the subsidiaries or other affiliates of such parent.

8. Employment Taxes, Contributions and Benefits.

You will be responsible for reporting to the relevant tax authority as income Compensation received by you under this Agreement. Oasis will not withhold any taxes or make any contributions on your behalf relating to Compensation. Because you are not an employee of Oasis, Oasis will not provide you with any form or type of benefits, including life, health, or disability insurance.

9. Confidentiality.

(a) "Confidential Information" means all confidential information and proprietary data not generally available to the public, relating in any way to the business of either you or Oasis or to any of its personnel, directors, shareholders, principals, partners, or managers, whether in writing, orally communicated, visually observed or electronic and whether provided to, obtained by or observed by you prior or subsequent to the date of this Agreement, including, but not limited to: (i) all business, financial, technical, economic, market and other information about or provided by or on behalf of Oasis or you, any fund managed by Oasis or any of their respective subsidiaries, parents, affiliates, officers, directors, employees or agents now existing or serving or hereafter created or serving, including successors and permitted assigns, including information about operational and organizational structures, investment and trading strategies, asset allocations and portfolio positions, pricing and valuation policies and models, risk management standards, methodologies and models, investor reports and communications, financial statements, portfolio performance and other financial information, transaction data (including analyst reports, projections and transaction terms), client lists and all client information, investor lists and all investor information, offering memoranda and other disclosures to investors, communications with licensing authorities, regulators and exchanges, communications with fund administrators, pricing agents, the identity of (and selection criteria for) investment advisers, consultants and other service providers and information about the policies, procedures and practices of Oasis or you, (ii) confidential information and proprietary data provided by third parties, including issuers (and issuer insiders and other connected persons), investment banks, broker-dealers, and other persons to whom Oasis or you owes or reasonably may be expected to owe an obligation of confidentiality pursuant to contract or as matter of law, and (iii) information on the existence and contents of this Agreement.

(b) Nothing in this Agreement shall prohibit or limit the receiving party's use of information that can be demonstrated as: (a) previously known to the receiving party, (b) independently developed by the receiving party, (c) acquired from a third party not under similar nondisclosure obligations to the disclosing party, or (d) acquired through the public domain through no breach by the receiving party of this Agreement.

(c) During and following the term of this Agreement, neither party will disclose, use, transfer or sell any Confidential Information except in the discharge of its duties so long as such information remains confidential and is not otherwise in the public domain (other than through its own fault), except as required by law or by any securities exchange or regulatory or governmental body having jurisdiction, or pursuant to legal process.

(d) If a party is required to make such disclosure by legal process, to the extent practicably possible, the compelled party shall notify the other promptly and co-operate in any steps taken or requested by the other party to resist lawfully such disclosure obligation or take any other steps that the other party deems appropriate.

(e) For the avoidance of doubt, during and following the term of this Agreement, you shall not make any comments or provide any information in any form relating to Oasis, the Company, or to any other subject matter relating to the Activities engaged at the request of Oasis hereunder to any member of the press, media organization, or publication without the written consent of Oasis.

(f) You will not disclose the terms or contents of this Agreement to any person, except to your partners, professional advisers and/or to your spouse, without the prior written consent of Oasis, provided however, that nothing in this Agreement will prohibit disclosure of such information to the extent required by law.

(g) You acknowledge that the confidentiality obligations in this Agreement will survive the termination of this Agreement for a period of two (2) years after the termination of this Agreement.

10. Return of Confidential Information.

On termination of this Agreement by either party you promptly will (i) deliver all documents or other materials furnished by Oasis or any Oasis representative constituting Confidential Information, together with all copies and summaries thereof in your possession or under your control, and (ii) deliver all materials generated by you that include or refer to any part of the Confidential Information, without retaining a copy of any such material for yourself or for any third party.

11. Intellectual Property.

(a) Oasis shall own, and shall continue to own, all right, title and interest in and to all work product created by you under this Agreement (the "Work Product"), and Oasis shall have an exclusive, perpetual, irrevocable, worldwide rights to use, reproduce, display, distribute, and create derivative works based on the Work Product developed by you pursuant to this Agreement. You will not otherwise use any portion of the Work Product for any other purpose than the performance of the Activities under this Agreement, including but not limited to securities trading for your own or any other trading account.

(b) Oasis shall exclusively own, and is perpetually and irrevocably entitled to, all right, title and interest now or hereafter provided by law in and to its own intellectual property ("Intellectual Property") throughout the universe in perpetuity in any and all media whether now or hereafter known (including without limitation any and all registrations, applications, renewals, extensions, restorations and reversions, and all other proprietary and Intellectual Property rights in or relating to the Intellectual Property, including without limitation all trademark rights and associated goodwill), as well as the right to collect all royalties and income generated therefrom and the right to sue, counterclaim and recover for all past, present and future violations thereof. "Intellectual Property", as used in this Agreement, means all photographs, videos, web site content, technology and other web site elements, data, databases, data files, discoveries, designs, developments, ideas, improvements, inventions, know-how, processes, programs, techniques, product specifications, plans, drawings, source code, object code, file layouts, algorithms, strategies, models, documentation and manuals including articles, reports, memoranda and notes, or portions of all of the foregoing, of the Oasis or its principals, partners, or managers. You agree that all of the Intellectual Property shall be subject to Oasis's supervision and direction at its sole discretion.

12. Injunctive Relief.

If either party breaches the confidentiality and related obligations set forth in sections 9, 10, 11, 13, and/or 14, the parties agree that the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. Accordingly, the non-breaching party, in addition to any other remedy to which it may be entitled in law or equity, will be entitled to any injunction relief to prevent breaches of those obligations and to compel specific performance of this Agreement, without the need for proof of actual damages.

13. Representations and Warranties and Certain Covenants.

(a) You represent, warrant, and confirm that your current C.V. and the biographical statement provided to Oasis pursuant to Section 2 (g) hereof are true and accurate in all respects, that you have provided all information required under Section 2(g) hereof, and that you have obtained consent to your candidacy as contemplated hereunder from your employer, partner, or any other person whose consent is reasonably necessary in order for you to engage in the Activities under this Agreement, procure an approval of your appointment from the shareholders at the EGM or AGM, and perform your obligations as an INED of the Company. You further represent, warrant, and confirm that you have informed Oasis of the names of those persons and their relationships with you prior to the execution of this Agreement.

(b) You are the holder of all appropriate licenses, permissions, authorizations, approvals, waivers, clearances, and/or consents required under the relevant laws of the relevant jurisdictions that enable you to perform your duties pursuant to this Agreement and applicable laws and regulations.

(c) You are aware that Oasis actively purchases and sells publicly traded securities and other financial instruments. You are further aware that in connection therewith Oasis intends to remain in compliance with applicable laws and regulations regarding the transmission and use of confidential information provided in breach of a duty of trust or confidence owed to the source of the information, including such information generated by governmental entities. For the avoidance of doubt, you expressly acknowledge that Oasis does not wish to receive material non-public information ("Material Information") as that term or concept may be defined and applied in the relevant jurisdiction, obtained by, or known by you to be from, any insiders, or from any other party who may owe any fiduciary duty or duty of confidentiality to the publicly listed company or to any other person or entity, that was breached by the transmission of information (any such Material Information is herein referred to as "Restricted Information"), and you hereby expressly agree not to convey Restricted Information to Oasis unless otherwise agreed upon the parties, in which case any said transmission must be explicitly approved by and sent to Oasis Compliance at OasisCompliance@hk.oasiscm.com for review and analysis and proper handling so that appropriate measures to prevent misuse shall be implemented by Oasis in its sole discretion. You shall not provide or discuss any such Restricted Information or inferences resulting therefrom with any member of the Oasis investment team without the explicit approval and supervision by Oasis Compliance.

(d) You agree to follow any Oasis Compliance procedures as may be directed from time to time with respect to the engagement in the Activities under this Agreement.

(e) You shall not engage in the Activities nor provide Oasis with any information or advice regarding any matter as to which you are obliged by agreement or otherwise to maintain such information or advice as confidential. You represent and warrant that you are able to provide the services hereunder to Oasis without violating any contract or obligation which you owe, directly or indirectly, to any other person or entity.

(f) You shall comply, at all times, with the provisions of the U.S. Foreign Corrupt Practices Act and all other applicable laws. In connection with the performance of services pursuant to this Agreement, you will not pay, offer, promise, or authorize, directly or indirectly, any money or thing of value to any government official or employee or any political party or candidate for political office, or any employee or official of a public international organization, for the purpose of inducing or rewarding any favorable action or obtaining any improper advantage in any commercial transaction or in any governmental matter. In the event that this paragraph is violated, you shall promptly refund to Oasis all payments made to you after the violation occurred, and Oasis shall be relieved of any further payment obligations under this Agreement.

(g) You understand and acknowledge that Oasis will reasonably rely on the representations and warranties made herein by you.

(h) You agree to attend and undergo compliance training as may be provided, arranged or directed by Oasis from time to time.

14. Standstill.

You acknowledge and agree that during the term of this Agreement, you will not acquire or propose, offer or agree to acquire, directly by purchase or otherwise (including by providing financing to another person), ownership or control for itself of, any voting securities (including stock borrow) or securities convertible into voting securities of or any other instrument that would confer voting rights as the Company’s shareholder.

15. Indemnification and Liability.

(a) Oasis agrees with you that Oasis shall indemnify and hold harmless you from and against all claims, actions, proceedings, inquiries, investigations, demands, liabilities, losses, damages, costs and expenses arising out of or in connection with this Agreement or any other matter or activity referred to or contemplated by this Agreement or which arise out of any breach by Oasis of any of its obligations or duties or any warranties under the terms of this Agreement, which you may suffer or incur in any jurisdiction and all reasonable costs and expenses incurred by you shall be reimbursed by Oasis promptly on demand, including those incurred in connection with the investigation of, preparation for or defense of, any pending or threatened litigation, proceeding, inquiry or investigation or claim within the terms of this indemnity or any matter incidental thereto, provided that Oasis will not be responsible for any liabilities, losses, damages, costs or expenses which have resulted from the fraud, willful default, or negligence on the part of you, and sums already paid by Oasis under this indemnity but which fall within this proviso shall be reimbursed in full. Oasis shall not be required to indemnify you for reasonable attorney's fees under this clause unless Oasis approves the selection, appointment, and fee arrangement of such legal counsel, which approval shall not be unreasonably withheld. Oasis shall not be required to indemnify you under this indemnity for any amount paid in settlement unless Oasis approves the settlement.

(b) Each party shall notify the other if it becomes aware of any claim which may give rise to a liability under the indemnity in this Agreement.

(c) Oasis agrees that you shall not have any liability whatsoever to Oasis for or in connection with things done or omitted to be done pursuant to this Agreement, provided that nothing in the Agreement shall be taken to exclude (i) any liability in respect of fraud, or (ii) except in relation to any liability for losses, damages or liabilities incurred by Oasis which are finally determined by a judgment of a court (or, as applicable, an award of an arbitral tribunal) of competent jurisdiction to have resulted from the willful default or negligence of you.

16. Governing Law.

This Agreement will be governed by and construed in accordance with the laws of New York without regard to conflicts of laws principles.

17. Dispute resolution.

Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by JAMS in accordance with its International Arbitration Rules (using the expedited rules and procedures) in effect at the time of the filing of a Request for Arbitration by a sole arbitrator. The place of arbitration will be New York, New York. The language to be used in the arbitral proceedings shall be English. All evidence disclosed, and submissions made, as part of the arbitration shall remain at all times confidential, subject to any duties that a party has to make disclosure to others as required by law, which disclosure shall be limited to that which is absolutely required. This section shall not preclude the parties from seeking injunctive remedies and/or provisional remedies in aid of arbitration from a court. The Arbitrator is directed to award the prevailing party its reasonable attorney fees and costs incurred as part of the arbitration.

18. Communications.

All notices under this Agreement shall be sent by email to you at the email address indicated above, and to Legal@oasiscm.com.

19. Amendments and Assignment.

This Agreement may not be amended, modified or supplemented, or any provision waived, except in a writing signed by Oasis and you. This Agreement may not be assigned by a party without the consent of the other party except Oasis may assign its rights and obligations hereunder to any of its affiliates.

20. Entire Agreement.

This Agreement contains the entire agreement between Oasis and you with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, written and oral, between us concerning its subject matter.

21. Counterparts.

This Agreement may be executed in any number of counterparts, which will together constitute one agreement, provided that a signature transmitted by E-mail (including a digital signature) will be considered due execution and will be binding upon the signatory thereto with the same force and effect as if the signature were an original, not an E-mailed signature.

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